Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 7, 2014	TSX: TMM, NYSE. MKT: TGD

NEWS RELEASE

Timmins Gold generates US$8.7 Million in Free Cash Flow in Fourth Quarter of 2013 Reports 2013 Year End Financial Results

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to report its financial results for the year ended December 31, 2013. The comparative period is the year ended December 31, 2012. All results are presented in United States dollars ("US Dollars") unless otherwise stated. Readers should refer to the 2013 management discussion and analysis and consolidated financial statements for complete information.

“2013 was a strong year operationally as demonstrated by increased production and strong cash flow generation” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold “We expanded full year production by 26% to 120,900 ounces AuEq. at a cash cost of $717 per ounce. We also completed a major drilling program over the year which increased reserves by 43% excluding depletion (20% net of depletion) to 1.59 million ounces of gold and effectively doubled our mine life to 9.5 years.”

“We finished 2013 with a record fourth quarter and are extremely encouraged that we were able to add $8.7 million to our cash balance during this quarter. This level of free cash flow generation clearly highlights the low all-in cost nature of our San Francisco operation. The Company’s 2014 goal is to produce between 115,000 to 125,000 ounces of gold. With no significant capital expenditures planned for 2014 we are well positioned to continue to generate strong free cash flow.”

2013 HIGHLIGHTS

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Metal revenues were $160.6 million, compared to $156.2 million during 2012. This represents a 3% increase over the prior year, primarily due to increased ounces sold, offset by the sustained decrease in gold price since April 2013. The average London PM Fix price was $1,411 per gold ounce, compared to $1,669 per gold ounce during 2012. This represents a 15% decrease over the prior year.

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Earnings from operations were $41.1 million, compared to $62.9 million during 2012. This represents a 35% decrease over the prior year. Increased production was offset by reduced revenues realized from the lower gold price, as well as the $6.3 million impairment of non- current unprocessed ore stockpile.

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Earnings and total comprehensive income were $15.3 million or $0.11 per share, compared to $37.7 million or $0.26 per share during 2012. This represents a 59% and 58% decrease, respectively, over the prior year. This decrease was significantly affected by the non-cash impairment charge of $6.3 million and a one-time non-cash deferred income tax expense of $8.6 million as a result of the Tax Reform approved in Mexico during December 2013.

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Adjusted earnings and total comprehensive income were $30.3 million or $0.21 per share, compared to $37.7 million or $0.26 per share during 2012. This represents a 20% and 19% decrease, respectively, over the prior year.

-	Cash flows provided by operations were $52.4 million or $0.36 per share, compared to $51.1 million or $0.36 per share during 2012. This represents a 3% increase over the prior year.

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Cash at December 31, 2013 was $22.8 million after investing $13.7 million on exploration, $4.6 million on sustaining capex, $20.0 million on expansion programs and $14.3 million on deferred stripping. Cash at December 31, 2012 was $24.2 million after investing $11.8 million on exploration, $4.8 million on sustaining capex, $13.8 million on expansion programs and $8.2 million on deferred stripping.

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On February 11, 2014 the Company closed a previously announced bought deal offering of 18,920,000 common shares for net proceeds of C$26.6 million. On February 28, 2014 the Company repaid C$5 million of the C$18 million loan facility. When combined with cash at December 31, 2013 the Company’s cash balance is approximately $42.2 million.

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The Company produced a record 119,655 ounces of gold and sold a record 118,550 ounces of gold, compared to 94,444 and 94,128, respectively, during 2012. This represents a 27% and 26% increase of ounces produced and sold, respectively, over the prior year due to increased throughput and crushing capacity. The Company also produced 68,512 ounces of silver in 2013, compared to 56,252 ounces of silver during 2012.

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The Company’s cash cost per ounce on a by-product basis was $717 (all-in sustaining cash cost per ounce on a by-product basis - $872), compared to $703 (all-in sustaining cash cost per ounce on a by-product basis - $997) during 2012. This increase in cash costs is primarily driven by lower grades realized in the year of 0.82 grams of gold per tonne (“g/t Au”), compared to the prior year 0.85 g/t Au. In addition, due to changes in accounting methods caused by the drop in gold price during 2013, the inclusion of approximately 25% of the mining costs associated with the unprocessed ore stockpile resulted in a $7 per ounce increase to the cash cost per ounce. These increases are partially offset by cost reduction initiatives.

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During July 2013, the Company announced postponing the installation of a new crushing circuit and the commencement of La Chicharra operations until a new mine plan had been produced. As a result, during August 2013, the Company entered into an agreement with an equipment supplier (“the Supplier”) to finance the remaining portion of previously purchased crushing equipment totalling $4.9 million (excluding VAT) of which the Company had previously paid $1.5 million (excluding VAT). The financing agreement carries an annual interest rate of 7.2% and the original balance of $3.4 million (excluding VAT) is payable in 36 monthly instalments, which include equal principal repayments of $0.1 million.

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During December 2013, the 2014 Tax Reform (the “Tax Reform”), published in Mexico’s official gazette, created a 7.5% Special Mining Duty (“SMD”) and a 0.5% Extraordinary Mining Duty (“EMD”). The Company has taken the position that the SMD is an income tax under International Accounting Standard 12 – Income Taxes (“IAS 12”), as it is calculated based on a form of earnings before income taxes less certain specified costs. The EMD is a calculation based on gross revenues and is therefore not considered an income tax. Both the SMD and EMD will be deductible for income tax purposes. As a result of these changes being enacted in 2013, the Company recognized a one-time non-cash deferred income tax expense of $8.6 million due to the future income tax impact of the SMD. Also, there will no longer be a gradual rate reduction as enacted in 2012, the income tax rate for 2014 and thereafter will remain at 30%. These changes are effective January 1, 2014.

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During December 2013, the Company renegotiated the terms of the loan facility, extending the maturity date to December 31, 2014 with an interest rate of 9% per annum. As part of the renegotiated terms, the lender received 300,000 common shares with a fair value at the date of issuance totalling C$0.4 million. These common shares were issued in January 2014 and have a four month holding period.

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During December 2013, the Company published an updated reserves and resources and mine plan in a National Instrument 43-101 technical report. The new mine plan extends the estimated mine life based on reserves to 2022. The new estimate contains mineral reserves, which are part of the mineral resources, of 1,589,000 proven and probable ounces, mineral resources of 1,868,000 measured and indicated ounces and 1,782,000 inferred ounces. This represents an increase of 19%, 19% and 32%, respectively, over the previous resource estimate update released March 14, 2012 of 1,330,000 ounces, 1,575,000 ounces and 1,351,000 ounces, respectively.

-	Timmins Gold is committed to the safety, health and well-being of its workers and families. The Company is pleased with its continued zero-incident work environment and strong culture of safety.

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Timmins Gold has been recognized as a socially responsible company by the Mexican philanthropic organization CEMEFI. The Company continues to receive recognition for its dedication to the social and environmental landscapes in which it operates.

SUMMARIZED ANNUAL FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) unless otherwise indicated	Year ended December 31, 2013	Year ended December 31, 2012
Gold sold (oz)	118,550	94,128
Silver sold (oz)	68,512	56,252
Metal revenues	$160,593	$156,192
Production costs, excluding depletion and depreciation	$86,449	$67,868
Earnings from operations	$41,141	$62,938
Earnings	$15,343	$37,732
Earnings per share, basic and diluted	$0.11	$0.26
Cash flows from operations	$52,413	$51,144
Total cash, end of period	$22,776	$24,188
Total assets, end of period	$268,514	$217,647
Total by-product cash costs per gold ounce	$717	$703
Average realized gold price per gold ounce	$1,385	$1,661

SUMMARIZED Q4 2013 FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) unless otherwise indicated	Q4 2013	Q4 2012
Gold sold (oz)	33,247	24,241
Silver sold (oz)	21,847	16,203
Metal revenues	$41,516	$40,596
Production costs, excluding depletion and depreciation	$24,453	$18,021
Earnings from operations	$4,245	$16,384
(Loss) Earnings	$(4,684)	$12,270
Earnings per share, basic and diluted	$(0.03)	$0.08
Cash flows from operations	$15,243	$13,373
Total cash, end of period	$22,776	$24,188
Total assets, end of period	$268,514	$217,304
Total by-product cash costs per gold ounce	$723	$723
Average realized gold price per gold ounce	$1,249	$1,675

Reminder of 2013 results conference call:

The Company’s senior management will host a conference call today, Friday, March 7, 2014 at 11am (ET) to discuss the fourth quarter and year ended results. Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 845689 or by following this link: https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=3695912854&Conf=140112

After entering your information, you will be given a passcode and pin that you will need to join the conference call. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until March 13, 2014, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 4685359. A live and archived audio webcast will also be available at www.timminsgold.com.

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., a Vice President of the Company who is recognized as a QP under NI 43-101.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2014.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.